UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


         HyperFeed Technologies, Inc. (formerly known as PC Quote, Inc.)
         ---------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                   44913S 10 2
                                 (CUSIP Number)



                               James V. O'Donnell
                               Exegy Incorporated
       3668 S. Geyer Road, Suite 300, St. Louis, MO 63127, (314) 450-5353
       ------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                November 7, 2006
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------------------------------------

CUSIP No.  44913S 10 2
----------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

       EXEGY, INCORPORATED
       86 - 1056004
----------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See   (a) [ ]
       Instructions)                                           (b) [ ]
----------------------------------------------------------------------
3      SEC USE ONLY
----------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)

       OO
----------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
       PURSUANT TO ITEMS 2(d) or 2(e)
----------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware corporation
----------------------------------------------------------------------
 NUMBER OF    7   SOLE VOTING POWER
  SHARES          0*
BENEFICIALLY
 OWNED BY     8   SHARED VOTING POWER
   EACH           0
 REPORTING
  PERSON      9   SOLE DISPOSITIVE POWER
   WITH           0*

              10  SHARED DISPOSITIVE POWER
                  0
----------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
----------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
       CERTAIN SHARES (See Instructions)
----------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
----------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       CO
----------------------------------------------------------------------

* Exegy Incorporated ("Exegy") was deemed to be the beneficial owner of 18,254,419 shares of Common Stock due to its right to acquire such shares from PICO Holdings, Inc. ("PICO") pursuant to a Contribution Agreement, dated August 25, 2006 (the "Contribution Agreement"). On November 7, 2006, the Contribution Agreement was terminated pursuant to the terms thereof and Exegy is no longer deemed the beneficial owner of such shares.

----------------------------------------------------------------------
CUSIP No.  44913S 10 2
----------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

       JAMES V. O'DONNELL
----------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See   (a) [ ]
       Instructions)                                           (b) [ ]
----------------------------------------------------------------------
3      SEC USE ONLY
----------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)

       OO
----------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
       PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
----------------------------------------------------------------------
 NUMBER OF     7   SOLE VOTING POWER
  SHARES           0*
BENEFICIALLY
 OWNED BY      8   SHARED VOTING POWER
   EACH            0
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
   WITH            0*

               10  SHARED DISPOSITIVE POWER
                   0
----------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0*
----------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
       CERTAIN SHARES (See Instructions)

----------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
----------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       IN
----------------------------------------------------------------------

* Mr. O'Donnell is deemed to be a beneficial owner of all of the shares of Common Stock beneficially held by Exegy due to his position with Exegy as its Chairman of the Board, President and Chief Executive Officer. Mr. O'Donnell also is an affiliate of entities which own approximately 50% of the voting power of Exegy.

                                EXPLANATORY NOTE

      On November 7, 2006, Exegy terminated the Contribution Agreement. As a result, Exegy no longer has the right to obtain shares of Hyperfeed Technologies, Inc. (the "Issuer") from PICO and therefore has no beneficial ownership of shares of Common Stock of the Issuer as of the date hereof. This
Schedule 13D/A is filed pursuant to Rule 13d-2 to reflect such change of beneficial ownership.

Item 5. Interest in Securities of the Issuer.

           (a)-(c) On August 25, 2006, Exegy obtained the right to acquire the shares of Common Stock from PICO pursuant to the Contribution Agreement and may have been deemed to be the record and beneficial owner of the Common Stock. As a result of the right to acquire the shares of Common Stock from PICO pursuant to the Contribution Agreement, the Reporting Persons may have been deemed to be the beneficial owners of the Common Stock. The Contribution Agreement was terminated on November 7, 2006, and Exegy's right to acquire the shares of Common Stock from PICO terminated as a result thereof. Accordingly, as of November 7, 2006, Exegy would not be deemed to be the record or beneficial owner of any shares of Common Stock.


                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 13, 2006

                                     EXEGY, INCORPORATED
                                     By:    /s/ James V. O'Donnell
                                            ---------------------------------
                                     Name:   James V. O'Donnell
                                     Title:  President


                                     /s/ James V. O'Donnell
                                     --------------------------------------
                                     JAMES V. O'DONNELL